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233 South Wacker Drive
Suite 3620
Chicago, IL 60606

312 920-2130
Fax 312 920-2145

                                            June 26, 2000

The Board of Directors
National-Standard Company

Members of the Board of Directors:

National-Standard Company, an Indiana corporation (the "Company") and Heico Holdings, Inc., or its designated affiliate (the "Acquirer"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) a wholly owned subsidiary of the Acquirer would commence a tender offer (the "Offer") for all the issued and outstanding shares of common stock of the Company (the "Shares") at a price of $1.00 per share net to the seller in cash (the "Consideration"), and (ii) following the consummation of the Offer, the subsidiary of the Acquirer would be merged with and into the Company (the "Merger"), with each Share, other than treasury Shares or Shares held by the Acquirer or any affiliate of the Acquirer or as to which dissenter's rights have been perfected, being converted into the right to receive $1.00 in cash. The Offer and the Merger are also referred to herein as the "Transaction."

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. For our services in rendering this opinion, the Company will pay us a fee that is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to pay us an additional fee that is contingent upon the consummation of this, or any other, Transaction. In the past, we have been engaged by the Company to perform analyses of certain strategic alternatives and the potential impact of these alternatives on shareholder value. The Company has also agreed to indemnify us against certain liabilities in connection with this engagement.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have:

         (i) Reviewed a draft of the Merger Agreement dated June 24, 2000;

         (ii) Reviewed the Annual Reports on Form 10-K for the Company for the three fiscal years ended September 30, 1997, 1998 and 1999;

         (iii) Reviewed the Quarterly Reports on Form 10-Q for the Company for the quarters ended December 31, 1999, and March 31, 2000;

         (iv) Reviewed unaudited financial results and certain other operating data for the Company for the period ended May 31, 2000 and certain financial forecasts for the Company;


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         (v) Been informed by the Company of the potential effects of insolvency on the Company and the effect an insolvency could be expected to have with respect to the value of the Shares;

         (vi) Conducted discussions with members of senior management and representatives of the Company concerning the financial condition, liquidity, operating performance and balance sheet of the Company and the prospects for the Company, generally, and the matters described above in clauses (ii), (iii) and (iv), as well as the Company's business and prospects before and after giving effect to the Transaction, and conducted discussions with members of senior management and representatives of the Company concerning the matters described in clause (v) above;

         (vii) Reviewed the historical prices and trading activity for the Shares;

         (viii) Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which we deemed relevant;

         (ix) Compared certain financial data of the Company with certain financial and securities data of companies we deemed similar to the Company.

We have relied upon and assumed with your consent the accuracy, completeness and fairness of the financial statements, liquidity analysis, and other information provided by the Company or otherwise made available to us and have not assumed responsibility for independently verifying such information. We have assumed with your consent that the information provided pertaining to the Company has been prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company, and that the management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed with your consent that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements or information made available to us.

We have assumed, with your consent, that (i) the Company will be unable to secure alternative financing in sufficient time to provide working capital to continue operations, (ii) the Company may soon be in default under agreements with its vendors resulting in an unwillingness of vendors to continue relationships with the Company, (iii) as a result, it is unlikely that the Company will be able to continue as a going concern in the absence of consummation of the Transaction and would likely seek protection from creditors under the bankruptcy laws, and (iv) the likely result of a bankruptcy proceeding would be no value to Company shareholders.

U.S. Bancorp Piper Jaffray has not been asked to, nor have we, solicited any alternative financing transactions or business combinations and we have relied on the Company's representations with respect the availability or absence of such alternatives.

In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of the Company, have not been furnished with any such appraisals or valuations, have made no physical inspection of the properties or assets of the Company and express no opinion regarding the liquidation value of the Company.

We have also assumed with your consent that the final form of the Merger Agreement, as and when executed, will be the same in all material respects as the last draft thereof reviewed by us.

Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either the Company or its affiliates is a party or may be subject and at the Company's direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matter.



                                   ANNEX-B-2

Our opinion is necessarily based upon the assumptions made and information available to us, facts and circumstances and economic, material and other conditions as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the prices at which Shares have traded or at which such Shares may trade at any future time.

It is understood that our opinion is intended solely for your benefit and use in connection with your evaluation of the Transaction and does not address any other aspect of the Merger or any other transaction related to the Transaction. Our opinion does not address the merits of your underlying decision to proceed with or effect the Transaction and does not constitute a recommendation to any shareholder whether to tender their Shares in the Offer or how any shareholder should vote or otherwise act with respect to the Merger or the Merger Agreement. Our opinion is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, without our prior written consent, except as provided in our engagement letter dated September 15, 1998 and amended May 26, 2000.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Shares of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Sincerely,

U.S. BANCORP PIPER JAFFRAY INC.